150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Designation

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Axxess Pharma, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

Pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation, the Board of Directors hereby designates twenty million (20,000,000) shares of the preferred stock, par value $0.0001 per share, of the Corporation as "Series A Preferred Stock", and the powers, designations, preferences and relative, participating, optional and other rights of the Series A Preferred Stock and the qualifications, limitations and restrictions thereof, be, and they hereby are, as set forth in this certificate of designation (this "Certificate of Designation"), and in connection therewith, the officers of the Corporation be, and each of them hereby is, authorized, empowered and directed on behalf of the Corporation and in its name to execute and to file this Certificate of Designation with the Secretary of State of the State of Nevada.

See attached Certificate of Designation of Series A Preferred Stock of Axxess Pharma, Inc.

3. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X D. Bagi

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.